Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-144035

The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus Supplement (To prospectus dated July 11, 2007)	Subject to Completion, dated September 21, 2007

11,400,000 Shares

Common Stock

                , 2007

All of the 11,400,000 shares of our common stock are being offered by us.

Our common stock is listed on the NASDAQ Capital Market under the symbol ‘‘BNVI.’’ The last reported sale price of our common stock on the NASDAQ Capital Market on September 20, 2007 was $3.94 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read carefully the discussion of material risks of investing in our common stock under the heading ‘‘Risk Factors’’ beginning on page S-9 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 1,710,000 shares from us within 30 days from the date of this prospectus supplement to cover over-allotment of shares. We may use the proceeds to purchase shares from certain of our officers and directors.

The underwriters expect to deliver the shares of common stock offered by this prospectus supplement to purchasers on or about                     , 2007.

Joint Book-Running Managers
BMO Capital Markets	Canaccord Adams
Co-Manager
Merriman Curhan Ford & Co.

This prospectus supplement and the accompanying prospectus relate to the offering of shares of our common stock. You should read this prospectus supplement along with the accompanying prospectus carefully before making a decision to invest in our common stock. These documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about the common stock offered hereby and may add, update or change information in the accompanying prospectus. You should rely only on the information provided in this prospectus supplement and the accompanying prospectus or documents incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with any other information. Neither the delivery of this prospectus supplement nor the sale of shares of common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. These documents do not constitute an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstance under which the offer or solicitation is unlawful.

All references in this prospectus supplement and the accompanying prospectus to ‘‘Bionovo,’’ ‘‘the Company,’’ ‘‘we,’’ ‘‘us,’’ ‘‘our’’ or similar references refer to Bionovo, Inc. and its subsidiaries, except where the context otherwise requires or as otherwise indicated.

ii

 Prospectus Supplement Summary

This summary highlights information contained elsewhere, or incorporated by reference, in other parts of this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the ‘‘Risk Factors,’’ our consolidated financial statements and the related notes and other information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Company Overview

We are a clinical stage drug discovery and development company focusing on women’s health and cancer, two large markets with significant unmet needs. Building on our understanding of the biology of menopause and cancer, we design new drugs derived from botanical sources which have novel mechanisms of action. Based on the results of our clinical trials and preclinical studies to date, we believe that we have discovered new classes of drug candidates with the potential to be leaders in their markets.

Our lead drug candidate, MF101, represents a new class of receptor sub-type selective estrogen receptor modulator (SERM) for the treatment of vasomotor symptoms of menopause, or ‘‘hot flashes.’’ We have designed MF101, an orally delivered product, to selectively modulate estrogen receptor beta (ERβ) and to provide a safe and effective alternative to existing FDA-approved therapies that pose a significant risk to the patient for developing breast cancer and other serious diseases. In preclinical studies, MF101 inhibited tumor growth as well as bone resorption known to cause osteoporosis, which is commonly developed during menopause. This activity, if confirmed in clinical testing, would differentiate MF101 from some existing therapies and other therapies in clinical development for hot flashes. In our completed, randomized, placebo-controlled Phase II clinical trial involving 217 patients for which we announced results in June 2007, the higher of two MF101 doses tested was well tolerated and resulted in a statistically significant reduction of hot flashes when compared to placebo at 12 weeks of treatment. We plan to seek FDA approval to conduct a Phase III clinical trial and expect to commence this trial in the second or third quarter of 2008 at multiple clinical sites in the U.S. We believe that MF101’s novel mechanism of action could lead to a more favorable safety profile than currently approved hormone therapies (HT) and serotonin-norepinephrine reuptake inhibitors (SNRI) therapies that are sometimes used off-label.

We have also identified a potential orally delivered anti-cancer agent for advanced breast cancer, BZL101. Unlike most other anti-cancer drugs and drug candidates, which try to control cancer through genomic and proteomic signaling pathways, BZL101 is designed to take advantage of the unique metabolism of cancer cells. BZL101 inhibits glycolysis, a metabolic pathway on which cancer cells rely. Glycolysis inhibition leads to DNA damage and death of cancer cells without lasting harm to normal cells. We believe that BZL101 may have a preferential effect on hormone-independent cancers, a subset with few treatment options. We have completed a Phase I clinical trial in 21 patients. No significant adverse events were noted in this trial. Recruitment is currently underway in a 100-patient, U.S.-based, Phase I/II clinical trial of BZL101 in patients with metastatic breast cancer. In addition, we intend to explore the use of BZL101 on other forms of cancer, including pancreatic cancer and adjuvant use in breast cancer.

We also have a diverse pipeline of preclinical drug candidates in both women’s health and cancer. We plan to submit an investigational new drug, or IND, application and initiate a Phase I clinical trial for our second SERM drug candidate, VG101, for the treatment of post-menopausal vulvar and vaginal atrophy, or ‘‘vaginal dryness,’’ as well as a Phase I/II clinical trial of a second anti-cancer agent, AA102, for the treatment of advanced breast cancer. We have identified or begun preclinical work on other drug candidates for a variety of indications within women’s health and cancer. We have internally discovered and developed all of our drug candidates using our proprietary biological and chemical techniques.

Our drug development process uses traditional Chinese medicine to target herbs and other botanical sources believed to produce biologically active compounds. We apply our clinical knowledge, experience with natural compounds and knowledge of proper scientific screening tools to derive botanical compounds and extracts for pharmaceutical development. In June 2004, the FDA released a document to provide drug developers with guidance on submitting IND applications, conducting clinical trials, and seeking approval for botanical drugs. This guidance states that applicants may submit reduced documentation of nonclinical (preclinical) safety and of chemistry, manufacturing and controls to support an IND application for initial clinical studies of botanicals. The first botanical extract drug developed pursuant to these guidelines was approved by the FDA in October 2006. To date, all of our drug candidates are derived from botanical extracts and are being developed in accordance with this FDA guidance. In addition, we have identified the active chemical components underpinning the mechanism of action for our novel drugs, and in some cases, we have developed synthetic methods of production.

We expect to continue to incur significant operating losses over at least the next several years, and do not expect to generate profits until and unless our drug candidates have been approved and are being marketed with commercial partners.

Clinical Development Pipeline

Drug Candidate	Indication	Status
MF101	Vasomotor symptoms of menopause (hot flashes)	Phase II complete; preparing Phase III launch
BZL101	Advanced breast cancer Pancreatic cancer	Phase I complete; Phase I/II currently recruiting patients Preparing IND and Phase I/II clinical trial
VG101	Vulvar and vaginal atrophy (vaginal dryness)	Preparing IND and Phase I/II clinical trial
AA102	Advanced breast cancer	Preparing IND and Phase I/II clinical trial

In addition to the drug candidates above, we have identified or begun preclinical work on other drug candidates for a variety of indications within women’s health and cancer.

MF101

MF101, our proprietary selective estrogen receptor modulator, is a formulation of 22 botanically derived components. It can be administered orally as a flavored powder or a pill. In preclinical studies, MF101 selectively targeted ERβ and passively antagonized estrogen receptor alpha (ERα). Our preclinical data indicates that this selectivity improves the safety profile of MF101 for the treatment of hot flashes in post-menopausal women. For example, in preclinical studies, MF101 inhibited breast cancer tumor formation as well as bone resorption through the release of osteoprotegrin.

There are approximately 36 million women of menopausal age in the U.S. This population is expected to increase dramatically in the next decade as the ‘‘baby boom’’ generation continues to enter this age group. Approximately 75%-85% of menopausal women suffer from hot flashes, that typically recur regularly over a four-year period. Of this group, 20%-40% suffer from severe hot flashes and seek medical intervention. Until 2001, hormone therapy, or HT, was the most popular form of treatment for hot flashes, with total worldwide sales exceeding $7.4 billion per year.

In July 2002, the Women’s Health Initiative Data and Safety Monitoring Board halted the estrogen plus progesterone trial, which enrolled over 16,000 women, due to significantly increased risk for breast cancer among the participants taking HT. The full results of that trial showed that the most commonly prescribed HT poses significantly increased risks for a number of serious adverse effects including:

•	breast cancer;

•	deep-vein thrombosis;

•	pulmonary embolism;

•	stroke;

•	coronary heart disease; and

•	dementia.

Since 2002, the FDA has placed six ‘‘black box’’ warnings on all drugs in the HT class, leaving approximately 36 million women in the U.S. with a drug whose risks potentially outweigh the benefits. Subsequent to the WHI study, sales of HT drugs dropped by more than 50%, and the number of prescriptions dropped by over 70%. At the same time, demand for over-the-counter herbal supplements, which have unproven safety and efficacy profiles, has increased, with approximately 80% of menopausal women using these products.

Two other classes of drugs, selective serotonin reuptake inhibitors (SSRIs) and SNRIs, are used in the treatment of hot flashes, although they are not FDA-approved for this indication. The FDA recently declined approval of the first non-hormonal SNRI under review for the treatment of hot flashes. The FDA instead issued an ‘‘approvable’’ letter and requested additional safety data with regard to the drug.

We recently completed a Phase II clinical trial evaluating the safety, tolerability and preliminary efficacy of MF101 as a treatment for hot flashes. This 12-week, double-blind study included 217 patients randomized to one of three treatment groups: MF101 5 grams/day, MF101 10 grams/day and placebo. Post-menopausal women were recruited at six clinical sites in the U.S., selected on specific eligibility criteria, and evaluated on a wide variety of safety and efficacy measures during and after the trial. The results indicated a favorable safety profile, statistically significant efficacy at the higher of the two doses tested, and a clear dose response between placebo and the different dose levels of MF101. There was only one statistically significant side effect associated with the MF101 treatment, an increase in loose stools (3% in the placebo group versus 12% in the MF101 groups). Adherence to the study medication was high with 91% of the participants compliant with treatment after 12 weeks of therapy. There were no differences among the groups in the number of women who reported vaginal bleeding in a daily diary, and there were no cases of endometrial hyperplasia, a hallmark of uterine cancer risk.

The dosage of MF101 10 grams/day was statistically superior to placebo (p-value = 0.05) at 12 weeks in the reduction of all hot flashes. MF101 10 grams/day reduced 55% of all hot flashes and 62% of the moderate-to-severe hot flashes. It was also observed that MF101 10 grams/day was 2.3 times more likely to result in 50% or more reduction in all hot flashes when compared to placebo (p-value = 0.03).

We plan to meet with the FDA for an end of Phase II meeting during the fourth quarter of 2007. Following discussions with the FDA, we plan to initiate a three-month, multiple-dose, Phase III clinical trial. We currently anticipate that in this trial we would enroll 600 women at 20 U.S. clinical sites, with follow-up evaluation at 12 months for a subset of the 600 patients enrolled. Pursuant to the FDA’s guidance on approvals of drugs for vasomotor symptoms associated with menopause, we will be required to conduct two separate Phase III clinical trials for approval. We expect to initiate the second trial later in 2008, potentially after selecting a commercialization partner.

BZL101-Metastatic Breast Cancer

BZL101 is a botanically derived orally delivered anti-cancer agent that elicits programmed necrosis and apoptosis, or programmed cell death. BZL101 has a novel mechanism of action which takes advantage of the metabolic differences between cancer cells and normal cells. The introduction of BZL101 to cancer cell lines in vitro causes attenuation of the mitochondrial transmembrane potential, which results in the release of reactive oxygen species and inhibition of glycolysis. This effect in turn induces DNA damage and cell death. In our preclinical studies, we observed this event in cancer cells but not in normal cells. Normal cells generally recover from DNA damage induced by BZL101 while cancer cells cannot recover from that damage.

We have completed a Phase I clinical trial of BZL101 in 21 patients with advanced breast cancer. We enrolled patients with measurable metastatic disease and, on average, a minimum of two prior treatments for their progressive disease. Enrolled patients had received 3.9 prior treatments. Of 16 evaluable patients, four patients had stable disease for more than 90 days, and three patients had stable disease for more than 180 days. The overall survival from study initiation was 11 months. Five patients showed signs of a drug response, including one partial remission per the FDA-accepted criteria, Response Evaluation Criteria in Solid Tumors (RECIST). No death or grade 3-4 toxicities were observed, and no serious adverse events were noted.

In April 2007, we initiated a multi-center, Phase I/II, open-label, dose escalation clinical trial of BZL101. We designed this study to assess the safety, feasibility, optimal dosing and preliminary efficacy of BZL101 for the treatment of metastatic breast cancer. In the Phase I portion of this trial, we are enrolling women with histologically confirmed breast cancer and measurable stage IV disease until the maximum tolerated or feasible dose is reached. All women enrolled to the Phase II part of the trial will have received no more than two prior therapies for metastatic disease. A total of 80 patients will be enrolled to the Phase II part of the study, 40 with estrogen or progesterone receptor-positive (hormone receptor (+), or HR+) metastatic breast cancer and 40 with estrogen and progesterone receptor-negative (hormone receptor (-), or HR-) metastatic breast cancer. Recruitment has begun at eight cancer centers in the U.S.

Advanced breast cancer is typically treated with monotherapy of the drug with the least toxicity for the particular patient. If BZL101’s favorable toxicity profile can be confirmed and its efficacy established, we believe it could be prescribed as a first-line therapy in the treatment of advanced breast cancer.

In addition, we observed early signs that BZL101 may have a preferential effect on breast cancers that do not express receptors for either estrogen or progesterone, called HR- breast cancer. Approximately 40% of newly-diagnosed cases of breast cancers in the U.S., or over 70,000 women per year, will be diagnosed with HR- breast cancer. Unlike HR+ breast cancer, for which the FDA has approved several hormone-based options for five-year adjuvant treatment, no such options exist for HR- patients. We believe there is a large market opportunity for the treatment of HR- breast cancer in the adjuvant setting with oral drugs that can be administered safely and are well-tolerated for long-term use to reduce the risk of breast cancer recurrence.  If we can establish that BZL101 is effective in the treatment of hormone-independent breast cancer, we plan to seek approval for BZL101 as an adjuvant treatment for HR- breast cancer to address this unmet medical need.

BZL101-Pancreatic Cancer

In addition to evaluating BZL101 for metastatic breast cancer, we plan to commence an open-label, Phase I/II, dose-escalation clinical trial of BZL101 to treat pancreatic cancer in mid-2008. The primary objectives of the trial will be to evaluate the safety and toxicity profile, maximum tolerated dose and preliminary efficacy of BZL101 when administered concomitantly with weekly gemcitabine treatment. We plan to enroll 20 patients in this study at two academic centers in the U.S.

VG101

VG101 is a novel, botanically derived selective estrogen receptor modulator that in preclinical studies selectively stimulated ERβ. We are developing VG101 as a topical treatment for vulvar and vaginal atrophy associated with menopause. We are preparing an IND application for the launch of a Phase I/II clinical trial in the first half of 2008. The trial as planned will be a double-blind, placebo-controlled, randomized, dose-escalation clinical trial with 40 healthy post-menopausal women with evidence of moderate-to-severe symptoms of vulvar and vaginal atrophy, or ‘‘vaginal dryness’’. In this study, we plan to evaluate the safety, tolerability and preliminary efficacy of VG101.

AA102

AA102 is a novel, botanically derived proteosome inhibitor which is intended to induce apoptosis selectively in cancer cells. An oral preparation of AA102 inhibited breast cancer growth in mice. We are preparing an IND application to the FDA for the launch of a dose-escalating Phase I/II clinical trial in late 2008. We plan to enroll approximately 20 patients with advanced breast cancer.

Our goal is to achieve a position of sustainable leadership in the biopharmaceutical industry, initially focusing on women’s health and oncology.

Business Strategy

Our strategy consists of the following key elements:

•	discover and develop safe and effective drugs in women’s health and oncology using our proprietary biological and chemical techniques;

•	identify pharmaceutical drugs that are derived from botanical sources, allowing us to benefit from an accelerated development path to proof-of-concept;

•	develop our current clinical stage drug candidates prior to further progression of preclinical candidates;

•	once efficacy and safety have been demonstrated, seek a commercial partner for final development and marketing;

•	foster and leverage academic and industry collaborations; and

•	continue identification and characterization of new drug candidates.

Corporate Information

Our principal executive offices are located at 5858 Horton Street, Suite 375, Emeryville, California 94608, and our telephone number is (510) 601-2000. Our website is located at www.bionovo.com. Information on our website is not, and should not be considered, part of this prospectus.

 The offering

Common stock offered by Bionovo, Inc.	11,400,000 shares

Common stock to be outstanding after this offering	77,436,435 shares

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including without limitation, the funding of our clinical research and development programs, the clinical development of our product candidates, capital expenditures and working capital needs. The net proceeds from the sale of shares sold pursuant to the underwriters’ over-allotment option, if any, may be used to purchase shares from certain of our officers and directors. See ‘‘Use of Proceeds.’’

Risk factors	Investing in our common stock involves a high degree of risk. Before buying any shares, you should read carefully the discussion of material risks of investing in our common stock under the heading ‘‘Risk Factors’’ beginning on page S-9 of this prospectus.

NASDAQ Capital Market Symbol	BNVI

The total shares of common stock outstanding immediately before this offering is based on 66,036,435 shares outstanding as of September 20, 2007 and excludes as of that date:

•	4,880,466 shares of our common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.95 per share;

•	6,496,788 shares of common stock reserved for issuance under our 2005 Stock Option Plans, of which 1,649,534 shares remain available for future grant; and

•	5,142,858 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.69 per share.

Unless otherwise indicated, all information contained in this prospectus supplement assumes:

•	No exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock; and

•	No exercise of outstanding options to purchase shares of common stock.

 Summary Consolidated Financial Data

The tables below present our summary financial data as of the dates and for the period presented. We have derived our summary consolidated statement of operations data for the years ended December 31, 2005 and 2006 from our audited consolidated financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 2006 and incorporated by reference in this prospectus supplement and the accompanying prospectus. We have derived our summary consolidated statement of operations data for the six months ended June 30, 2006 and 2007 and our summary consolidated balance sheet data as of June 30, 2007 from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 and incorporated by reference in this prospectus supplement and the accompanying prospectus. The unaudited consolidated financial statements include, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected in the fiscal year ending December 31, 2007 or any other period. You should read the summary consolidated financial data set forth below in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year ended December 31,		Six months ended June 30,
Consolidated Statement of Operations Data:	2005	2006	2006	2007
			(unaudited)
Research and development revenue	$15,000	$15,000	$7,500	$7,500
Costs and expenses:
Research and development	1,535,534	4,021,149	1,646,806	4,767,771
General and administrative	982,162	1,488,225	658,206	1,457,165
Merger cost (1)	1,964,065	—	—	—
Sales and marketing	73,736	310,941	166,468	102,680
Total costs and expenses	4,555,497	5,820,315	2,471,480	6,327,616
Loss from continuing operations	(4,540,497)	(5,805,315)	(2,463,980)	(6,320,116)
Other income (expense):
Warrant liability	831,288	—	—	—
Unrealized loss on short term securities	(2,259)	(18,592)	—	—
Loss on sale of assets		4,854	—	—
Interest expense	(73,731)	(47,354)	(13,583)	(26,527)
Investment income, net	148,462	261,515	131,089	347,687
Total other income (expense)	903,760	190,715	117,506	321,160
Provision for income taxes	(800)	(3,200)	(1,600)	(2,400)
Net income (loss)	$(3,637,537)	$(5,617,800)	$(2,348,074)	$(6,001,356)
Net income (loss) per share, basic and diluted	$(0.09)	$(0.11)	$(0.05)	$(0.09)
Weighted average shares outstanding— basic and diluted	40,062,516	49,923,115	48,595,083	63,338,724

	June 30, 2007
Balance Sheet Data:	Actual	As Adjusted(2)
	(unaudited)
Cash, cash equivalents and marketable securities	$15,033,423	$56,912,393
Total assets	18,864,769	60,743,739
Lease obligation	877,835	877,835
Total stockholders’ equity	15,530,639	57,409,609

(1) On April 6, 2005, our predecessor Bionovo Pharmaceuticals, Inc. completed a reverse merger transaction with Lighten Up Enterprises International, Inc., a public Nevada corporation formed on January 29, 1998. Bionovo Pharmaceuticals was considered the acquirer and accounted for the transaction as a recapitalization.

(2) As adjusted to reflect the issuance and sale by us of 11,400,000 shares of our common stock in this offering, assuming a public offering price of $3.94 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

A discussion of risks relating to our business and industry is contained in our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007, which is incorporated by reference into the registration statement of which this prospectus supplement and the accompanying prospectus. You should carefully consider those risks and these following risk factors, in addition to the other information contained in this prospectus supplement and the accompanying prospectus, before purchasing shares of our common stock. Investing in our common stock involves a high degree of risk. If any of these events described occurs, our business operating results and financial condition could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of such events, and you may lose all or part of your investment.

Risks Related to Our Common Stock and the Offering

Volatility of our stock price could adversely affect stockholders.

The market price of our common stock may fluctuate significantly in response to various factors, some of which are beyond our control. During the period from January 1, 2005 to September 20, 2007, the lowest and highest reported trading prices of our common stock on the NASDAQ Capital Market, or for periods before May 29, 2007, as reported on the OTC Bulletin Board, were $0.11 and $6.80. Factors such as the following could cause the market price of our common stock to fluctuate substantially:

•	the results of research or development testing of our or our competitors’ products;

•	technological innovations related to diseases we are studying;

•	new commercial products introduced by our competitors;

•	government regulation of our industry;

•	receipt of regulatory approvals by our competitors;

•	our failure to receive regulatory approvals for products under development;

•	developments concerning proprietary rights; or

•	litigation or public concern about the safety of our products.

The stock market in general has recently experienced extreme price and volume fluctuations. In particular, market prices of securities of drug development companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Price volatility might be worse if the trading volume of our common stock is low.

Our principal stockholders have significant voting power and may take actions that may not be in the best interest of other stockholders.

Our officers, directors and principal stockholders control approximately 33% of our currently outstanding common stock. This concentration of ownership may not be in the best interests of all our stockholders. If these stockholders act together, they may be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions of our certificate of incorporation, bylaws and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change in control that a stockholder may consider favorable. Pursuant to our certificate of incorporation, our board of directors may issue additional shares of common or preferred stock. Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protects the continuity of our management. Specifically, if in the due exercise of his/her or its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, shares could be issued by our board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;

•	putting a substantial voting block in institutional or other hands that might undertake to support the incumbent board of directors; or

•	effecting an acquisition that might complicate or preclude the takeover.

Our certificate of incorporation also allows our board of directors to fix the number of directors in the by-laws. Cumulative voting in the election of directors is specifically denied in our certificate of incorporation. The effect of these provisions may be to delay or prevent a tender offer or takeover attempt that a stockholder may determine to be in his, her or its best interest, including attempts that might result in a premium over the market price for the shares held by the stockholders.

We also are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a ‘‘business combination’’ is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an ‘‘interested stockholder’’ is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation’s voting stock. This statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

We do not anticipate paying cash dividends for the foreseeable future, and therefore investors should not buy our stock if they wish to receive cash dividends.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

We will need additional capital to conduct our operations and develop our products, and our ability to obtain the necessary funding is uncertain.

We will require substantial capital resources in order to conduct our operations and develop our therapeutic products, and we cannot assure you that our existing capital resources, proceeds from this offering and the exercise of outstanding warrants and interest income will be sufficient to fund our current and planned operations. The timing and degree of any future capital requirements will depend on many factors.

We do not have any committed sources of capital. Additional financing through strategic collaborations, public or private equity financings or other financing sources may not be available on acceptable terms, or at all. The receptivity of the public and private equity markets to proposed financings is substantially affected by the general economic, market and political climate and by other factors which are unpredictable and over which we have no control. Additional equity financings, if we obtain them, could result in significant dilution to shareholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop and commercialize ourselves. If sufficient capital is not available, we may be required to delay, reduce the scope of or eliminate one or more of our programs, any of which could have a material adverse effect on our business.

A significant number of our shares will be eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. We have two effective registration statements registering the resale of up to 66,971,792 shares of our outstanding common stock and shares of common stock issuable upon exercise of warrants, which represents a significant majority of our currently outstanding shares of common stock. As additional shares of our common stock become available for resale in the public market pursuant to that registration statement, and otherwise, the supply of our common stock will increase, which could decrease its price. Some or all of such shares of common stock may be offered from time to time in the open market and these sales may have a depressive effect on the market for our shares of common stock.

We have broad discretion in the use of the net proceeds from this offering, and we may not use these proceeds effectively.

We have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or financial condition, cause the price of our common stock to decline and delay product development.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Since the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $3.20 per share in the net tangible book value of the common stock. See the section entitled ‘‘Dilution’’ below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

 Forward-looking statements

This prospectus supplement and the accompanying prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words ‘‘believe,’’ ‘‘may,’’ ‘‘estimate,’’ ‘‘continue,’’ ‘‘anticipate,’’ ‘‘intend,’’ ‘‘expect,’’ ‘‘suggest,’’ ‘‘should,’’ ‘‘forecast,’’ ‘‘could,’’ ‘‘plan’’ and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in ‘‘Risk Factors,’’ our quarterly report on Form 10-QSB for the period ended June 30, 2007 and elsewhere in this prospectus supplement.

These risks are not exhaustive. Other sections of this prospectus supplement and the accompanying prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in these documents, particularly the section entitled ‘‘Risk Factors,’’ before you make an investment decision.

 Use of proceeds

We estimate that the net proceeds from this offering will be approximately $41,878,970 (after deducting underwriting discounts and commissions and offering expenses). We intend to use the net proceeds to us from this offering for general corporate purposes, including without limitation, the funding of our clinical research and development programs, the clinical development of our product candidates, capital expenditures, funding future acquisitions and working capital needs. The net proceeds from the sale of shares sold pursuant to the underwriters’ over-allotment option, if any, may be used to purchase shares from certain of our officers and directors.

Primarily, the net proceeds from this offering will be used to:

•	initiate and complete a Phase III clinical trial for MF101;

•	complete the design and documentation of the manufacturing processes for MF101; and

•	initiate Phase I and I/II clinical trials for drug candidates in our pipeline in promising elements of our pipeline, including VG101, BZL101 (pancreatic cancer), and AA102.

We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to temporarily invest the proceeds in short-term interest bearing instruments.

 Price range of common stock

Since May 29, 2007, our common stock has been traded on the NASDAQ Capital Market under the symbol ‘‘BNVI.’’ Prior to May 29, 2007, our stock was traded on the OTC Bulletin Board under the symbol BNVI.OB. As of June 30, 2007, there were issued and outstanding 65,388,934 shares of common stock, held by approximately 2,217 record holders.

The following table sets forth, for the periods indicated, the high and low selling prices for our common stock as reported on the NASDAQ Capital Market or, for periods before May 29, 2007, as reported on the OTC Bulletin Board:

	High	Low
Year ended December 31, 2005:
First Quarter	$1.10	$0.11
Second Quarter	2.50	0.75
Third Quarter	2.20	0.95
Fourth Quarter	1.40	0.75
Year ended December 31, 2006:
First Quarter	$1.20	$0.72
Second Quarter	1.70	1.00
Third Quarter	1.60	1.16
Fourth Quarter	1.50	1.07
Year ended December 31, 2007:
First Quarter	$6.80	$1.50
Second Quarter	6.13	3.31
Third Quarter (through September 20)	4.19	2.67

 Dividend policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain our future earnings, if any, for use in the development of our business and therefore do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

 Capitalization

The following table sets forth our cash, cash equivalents and marketable securities and stockholders’ equity as of June 30, 2007 on an actual basis and as adjusted to reflect the issuance and sale by us of 11,400,000 shares of our common stock in this offering, assuming a public offering price of $3.94 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

	June 30, 2007 Actual	As Adjusted
Cash, cash equivalents, and marketable securities	$15,033,423	$56,912,393
Stockholders’ equity:
Common stock, par value $0.0001 per share; 190,000,000 shares authorized; 65,388,934 shares issued and outstanding, actual; and 76,788,934 shares issued and outstanding, as adjusted	$6,538	7,678
Additional paid-in-capital	31,374,424	73,252,254
Accumulated deficit	(15,850,323)	(15,850,323)
Total stockholders’ equity	$15,530,639	$57,409,609

 Dilution

As of June 30, 2007, our unaudited net tangible book value was $15,530,639, or approximately $0.23 per share. Net tangible book value is total assets minus the sum of liabilities and intangible assets. Net tangible book value per share is net tangible book value divided by the total number of shares of common stock outstanding.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 11,400,000 shares of our common stock in this offering at an assumed public offering price of $3.94 per share and after deducting the underwriting discounts and commissions and our estimated offering expenses, our net tangible book value as of June 30, 2007 would have been $0.74 per share. This amount represents an immediate increase in net tangible book value of $0.51 per share to existing stockholders and an immediate dilution in net tangible book value of $3.20 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed public offering price per share of common stock	$3.94
Net tangible book value per share as of June 30, 2007	$0.23
Increase in net tangible book value per share after giving effect to this offering	0.51
Pro forma net tangible book value per share as of June 30, 2007 after giving effect to the offering	$0.74
Dilution in net tangible book value per share to new investors	$3.20

If the underwriters exercise the over-allotment option granted by us in full, the as adjusted net tangible book value as of June 30, 2007 will increase to approximately $0.80 per share, representing an increase to existing stockholders of approximately $0.57 per share, and there will be an immediate dilution of approximately $3.14 per share to new investors.

The number of shares of our common stock in the calculations above are based on 65,388,934 shares outstanding as of June 30, 2007, assumes no exercise of the underwriters’ over-allotment option to purchase up to 1,710,000 additional shares of common stock from us, and excludes, as of that date:

•	4,880,466 shares of our common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.19 per share;

•	6,496,788 shares of common stock reserved for issuance under our 2005 Stock Option Plan, of which 1,649,534 shares remain available for future grant; and

•	5,142,858 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.69 per share.

MANAGEMENT

The following table shows the positions held by our board of directors and executive officers, and their ages as of September 20, 2007:

Name	Age	Position
Isaac Cohen, O.M.D.	44	Chairman, Chief Executive Officer and Director
Mary Tagliaferri, M.D.	41	President, Chief Medical Officer and Director
Thomas Chesterman	47	Senior Vice President and Chief Financial Officer
Brooks Corbin	47	Director
Mimi Hancock, Ph.D.	52	Director
Richard Juelis	58	Director
David Naveh, Ph.D.	55	Director
Michael Vanderhoof	47	Director

Isaac Cohen, O.M.D., Director, Chairman and Chief Executive Officer.    Mr. Cohen is one of our co-founders and has served as our Chairman and Chief Executive Officer since February 2002. Mr. Cohen has been a Guest Scientist at the University of California, San Francisco (UCSF) Cancer Research Center and UCSF Center for Reproductive Endocrinology since 1996. Mr. Cohen was previously in private practice at The American Acupuncture Center, located in Berkeley, California.

Mary Tagliaferri, M.D., Director, President and Chief Medical Officer.    Dr. Tagliaferri is one of our co-founders and has served as our Chief Medical Officer and a director since February 2002. She became our President in May, 2007. Dr. Tagliaferri manages and directs all clinical research projects that have been outsourced to academic medical centers in the U.S. and in Taiwan. In addition to her services to and work for us, Dr. Tagliaferri has conducted clinical research with UCSF since 1996.

Thomas Chesterman, Senior Vice President and Chief Financial Officer.    Mr. Chesterman became our Senior Vice President and Chief Financial Officer in June 2007. Previously, Mr. Chesterman served as the Senior Vice President and Chief Financial Officer for Aradigm Corporation from August 2002 until June 2007. From March 1996 to December 2001, Mr. Chesterman was Vice President and Chief Financial Officer at Bio-Rad Laboratories, Inc., a life-science research products and clinical diagnostics company. From 1993 to 1996, Mr. Chesterman was Vice President of Strategy and Chief Financial Officer of Europolitan AB, a telecommunications company.

Brooks Corbin, Director.    Mr. Corbin has served as one of our directors since April 2006. Since 2004, Mr. Corbin has served as the Chief Financial Officer of Dynamic Healthcare Systems, a privately-held company which provides services and products that help healthcare plans and organizations who provide Medicare services solve their operational, compliance and revenue management challenges. From 2001 to 2003, Mr. Corbin served as Chief Financial Officer and Senior Vice President of Business Development and Finance.

Mimi Hancock, Ph.D, Director.    Dr. Hancock was appointed one of our directors in April 2007. She is currently a partner at Spencer Stuart and leads the firm’s global biotechnology practice. Prior to her 13 years in executive search, Dr. Hancock served as Vice President of Operations and co-founder at Avigen. Before Avigen, she was the Director of Cell Biology at Somatix Therapy Corporation. Earlier in her career, Dr. Hancock held a series of positions at Triton Biosciences, where she conducted pioneering research targeting the Her2/neu oncogene as a potential cancer treatment. The resulting therapeutic approach was ultimately developed and marketed to treat breast cancer. Dr. Hancock began her career in life sciences at Peralta Cancer Research Institute as a staff scientist. She holds four patents and has previously published and lectured extensively on the genetics and cell biology of breast cancer.

Richard Juelis, Director.    Mr. Juelis was appointed as one of our directors on June 12, 2007. Mr. Juelis has been a Chief Financial Officer for the past 15 years with emerging public healthcare companies. For the last two years, he has served as Vice President, Finance and Chief Financial Officer of World Heart, Inc. For 10 years prior to that, Mr. Juelis was Chief Financial Officer with

Cellegy Pharmaceuticals. Mr. Juelis has also held domestic and international finance and general management positions with two major pharmaceutical companies, Schering-Plough and Hoffmann-LaRoche.

David Naveh, Ph.D., Director.    Dr. Naveh has served as one of our directors since August 2003. Dr. Naveh has worked for Bayer Corporation since 1992 and currently serves as Chief Technical Officer of Bayer Biological Products, Worldwide. Prior to Bayer Corporation, Dr. Naveh served in the capacity of Process Development and Plant Management at Schering Plough from 1984 to 1988 and Director of Operations at Centocor from 1988 to 1992.

Michael Vanderhoof, Director.    Mr. Vanderhoof became one of our directors in June 2005. For the past seven years, Mr. Vanderhoof has been a private investor in early stage private and public companies. He is currently Chairman of Cambria Asset Management LLC, a financial advisory and management firm. For the past five years, he has also served on the board of directors of Auxilio, Inc., a provider of outsourced services for print image management in healthcare facilities.

 Material United States federal income and estate tax considerations for non-United States holders

The following summary describes the material United States federal income and estate tax consequences of the acquisition, ownership and disposition of common stock acquired in this offering by a non-United States holder (as defined below). This summary is based on the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), United States Treasury Regulations, administrative pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion assumes that non-United States holders will hold our common stock as a capital asset within the meaning of Section 1221 of the Code (that is, for investment purposes). This discussion does not address all aspects of United States federal taxation that may be relevant to non-United States holders in light of their particular circumstances or that may be relevant to holders subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, certain former United States citizens or residents, ‘‘controlled foreign corporations,’’ ‘‘passive foreign investment companies,’’ corporations that accumulate earnings to avoid United States federal income tax, persons that hold our common stock as part of a ‘‘straddle,’’ ‘‘hedge,’’ ‘‘conversion transaction,’’ ‘‘synthetic security’’ or integrated investment, partnerships and other pass-through entities, and investors in such pass-through entities. In addition, this discussion does not address any tax consequences arising under the law of any United States state or local or non-United States taxing jurisdiction. Non-United States holders are urged to consult their own tax advisors to determine the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

The following discussion is for general information only and is not tax advice. Persons considering the purchase of our common stock are urged to consult their own tax advisors concerning the United States federal income and estate tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

Except as otherwise described in the discussion of federal estate tax below, a ‘‘non-United States holder’’ is a beneficial holder of common stock that is not a United States holder. A ‘‘United States holder’’ means a beneficial holder of common stock that is for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) acquires common stock, the tax treatment of a partner therein will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships (including any entities or arrangements treated as a partnership for tax purposes) holding our common stock are urged to consult their tax advisors.

Distributions

Distributions, if any, on our common stock generally will constitute dividends for United States tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will constitute returns of capital and will first reduce a holder’s tax basis, but not below zero, and then will be treated as gain from the sale of our common stock.

Any dividend out of earnings and profits paid to a non-United States holder generally will be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a non-United States holder generally will be required to provide us with a properly- executed IRS Form W-8BEN certifying the non-United States holder’s entitlement to benefits under that treaty. The Code and Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a non-United States holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. If a non-United States holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent.

Dividends paid to a non-United States holder that are effectively connected with the non-United States holder’s conduct of a trade or business within the United States are not subject to withholding tax. Instead, the effectively connected dividends will be subject to regular United States income tax, generally in the same manner as if the non-United States holder were a United States citizen or resident alien or a domestic corporation, as the case may be. If a holder is eligible for the benefits of a tax treaty, however, effectively connected income generally will be subject to United States federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. A corporate non-United States holder receiving effectively connected dividends may also be subject to an additional ‘‘branch profits tax,’’ which is imposed, under certain circumstances, at a rate of 30% (or such lower rate resulting from an applicable treaty) of the corporate non-United States holder’s effectively connected earnings and profits, subject to certain adjustments. In order to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States or to claim the benefits of an income tax treaty, a non-United States holder must generally provide a properly-executed IRS Form W-8ECI, for effectively connected income, or IRS Form W-8BEN, for treaty benefits.

A non-United States holder that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (which we refer to as the ‘‘IRS’’).

Gain on Disposition of Common Stock

A non-United States holder generally will not be subject to United States federal income tax with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•	if the gain is effectively connected with a trade or business of such holder in the United States or, if a tax treaty applies, the gain is attributable to a permanent establishment of the non-United States holder in the United States, the holder will be required to pay tax on the net gain derived from the sale at generally applicable United States federal income tax rates, and corporate non-United States holders may be subject to the branch profits tax at a 30% rate or such lower rate resulting from an applicable income tax treaty;

•	if an individual non-United States holder who holds our common stock as a capital asset is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, such holder generally will be required to pay a flat 30% tax (or a reduced rate under an applicable income tax treaty) on the gain derived from the sale, which tax may be offset by United States source capital losses (even though the holder is not considered a resident of the United States);

•	if the non-United States holder is a former citizen or resident of the United States, the holder may be subject to tax pursuant to the provisions of the Code regarding the taxation of United States expatriates; or

•	if we are or have been a ‘‘United States real property holding corporation’’ within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such non-United States holder’s holding period, Section 897 may apply to treat any gain recognized upon a sale or other disposition of our common stock as effectively connected with a trade or business in the United States, taxable in the manner described above, and the purchaser of such stock could be required to withhold income tax in an amount equal to 10% of the purchase price, which amount would be creditable against the non-United States holder’s federal income tax due. We believe that we are not, and do not anticipate becoming a United States real property holding corporation. Even if we were treated as a United States real property holding corporation, gain realized by a non-United States holder on a disposition of our common stock would not be subject to United States federal income tax under Code Section 897 so long as (1) the non-United States holder owned directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (a) the five year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. We believe for these purposes that our common stock will be treated as so traded.

Information Reporting Requirements and Backup Withholding

Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends on or proceeds from the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on a properly-executed IRS Form W-8BEN or other appropriate Form W-8.

Under current United States federal income tax law, information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a United States office of a broker unless the disposing holder certifies as to its non-United States status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-United States office of a non-United States broker. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a United States person.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Federal Estate Tax

An individual who at the time of death is not a citizen or resident of the United States and who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the United States for federal estate tax purposes differs from the test used for United States federal income tax purposes. Some individuals, therefore, may be ‘‘non-United States holders’’ for United States federal income tax purposes, but not for United States federal estate tax purposes, and vice versa.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

 Underwriting

BMO Capital Markets Corp. and Canaccord Adams Inc. are acting as joint-book running managers of the offering and as representatives of the underwriters. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase from us, and we have agreed to sell to such underwriter, the respective number of shares of common stock shown opposite its name below.

Underwriter	Number of Shares
BMO Capital Markets Corp.
Canaccord Adams Inc.
Merriman Curhan Ford & Co.
Total	11,400,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares if they purchase any of the shares.

The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price presented on the cover page of this prospectus supplement and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $             per share to brokers and dealers. If all of the shares are not sold at the initial offering price, the underwriter may change the public offering price and the other selling terms.

We have granted to the underwriters an option to purchase up to an aggregate of 1,710,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The net proceeds from the sale of shares sold to cover over-allotments, if any, may be used to purchase shares from certain of our officers and directors. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

We and our executive officers and directors have agreed with the underwriters, subject to certain exceptions, including the purchase of shares from our officers and directors following the exercise of the over-allotment option, as described above, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock, subject to specified exceptions, during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of BMO Capital Markets Corp. BMO Capital Markets Corp., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we issue an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Per Share		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We estimate that our total expenses in connection with the offering will be $            .

Our common stock is listed on the NASDAQ Capital Market under the symbol ‘‘BNVI.’’

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, penalty bids or purchases and passive market making for the purposes of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The underwriters may close out any short position by purchasing shares in the open market.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed to cover syndicate short positions. The position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

The underwriters expect to facilitate Internet distribution for this offering to certain of their Internet subscription customers through affiliated broker-dealers and other intermediaries. Certain underwriters intend to allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on Internet websites maintained by the representatives. Any allocation for Internet distributions will be made by the underwriters on the same basis as other allocations. In addition, shares of common stock may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Certain of the underwriters have performed or may perform investment and commercial banking and advisory services for us from time to time for which they have received or may receive customary fees and expenses.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), each underwriter has represented and agreed that it has not made and will not make an offer of shares of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to those shares of common stock, which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that such underwriter may make an offer of shares of common stock to the public in that Relevant Member State at any time:

(1)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2)	to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year, (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(3)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(4)	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, (x) the term ‘‘offer of shares of common stock to the public’’ in relation to any shares of common stock in any Relevant Member State means a communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and (y) the term ‘‘Prospectus Directive’’ means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each of the underwriters represents and agrees that:

(1)	it has not made or will not make an offer of shares of common stock to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (the ‘‘FSMA’’) except to legal entities which are authorized or regulated to operate in the financial markets, or if not authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the prospectus Rules of the Financial Services Authority (‘‘FSA’’);

(2)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(3)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Legal matters

The validity of the issuance of the shares of our common stock described herein has been passed upon for us by Greenberg Traurig, LLP, New York, New York. A shareholder of Greenberg Traurig, LLP beneficially owns 165,000 shares of our common stock, inclusive of warrants to purchase 35,000 shares of common stock. Mayer Brown LLP, New York, New York, is counsel for the underwriters in connection with this offering.

Prospectus

24,937,656 Shares

Common Stock

We may, from time to time, offer up to $100,000,000 in shares of our common stock.

Since May 29, 2007, our common stock has been listed on the NASDAQ Capital Market under the symbol ‘‘BNVI.’’ On June 20, 2007, the last reported sale price of our common stock on the NASDAQ Capital Market was $3.94 per share. From April 7, 2005 to May 29, 2007, our common stock was quoted on the Over-the-Counter Bulletin Board under the trading symbol ‘‘BNVI.OB.’’ You are encouraged to obtain current market information.

When we offer our common stock, we will provide specific terms of the offering in supplements to this prospectus. The common stock offered by this prospectus and any prospectus supplement may be offered directly or to or through underwriters or dealers. If any underwriters are involved in the sale of any common stock offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities.

INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE ‘‘RISK FACTORS’’ BEGINNING ON PAGE 3.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 11, 2007.

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a ‘‘shelf’’ registration process. Under this shelf registration process, we may sell shares of our common stock in one or more offerings up to 24,937,656 shares. Any prospectus supplement that is filed in connection with the offering of the shares included in this registration statement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading ‘‘Where You Can Find More Information.’’

In this prospectus, unless the context specifically indicates otherwise, ‘‘BNVI,’’ ‘‘the Company,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ refer to Bionovo, Inc. and its subsidiary.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

i

SUMMARY

The following summary provides an overview of certain information about our company and the offering and may not contain all the information that may be important to you. This summary is qualified in its entirety by and should be read together with the information contained in other parts of this prospectus. You should carefully read this entire prospectus before making a decision about whether to invest in our common stock.

Bionovo, Inc.

Our Business

We are a drug discovery and development company focusing on cancer and women’s health. Our focus is on new drugs from botanical sources, as well as new chemical entity (or NCE) drug development.

We have one drug, MF101, designed to alleviate the symptoms of menopause, which completed Phase II clinical trials that commenced in February 2006. The results of the Phase II trial of MF101 showed that the higher dose tested results in statistically significant reduction of hot flashes when compared to placebo at 12 weeks of treatment. We will seek FDA approval to conduct a Phase III registration trial. In April 2007, we commenced a Phase I/II clinical trial of a second drug, BZL101, an anti-cancer agent for advanced breast cancer. We also are in the process of preparing an IND application for a Phase I/II clinical trial of BZL101 with respect to pancreatic cancer, and are planning to submit IND applications for a Phase I/II trial of a second anti-cancer agent, AA102, and a Phase I trial for another drug, VG101, for the treatment of post-menopausal vulvar and vaginal atrophy (vaginal dryness).

Business Strategy

Our goal is to achieve a position of sustainable leadership in the biopharmaceutical industry. Our strategy consists of the following key elements:

•	Integrate scientific discoveries with natural substances used in traditional East Asian medicine as drug sources;

•	Focus on cancer and women’s health;

•	Develop our existing product portfolio;

•	Foster academic and industry collaborations; and

•	Diversify application of drug candidates for extended indications.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the reports referenced in the section entitled ‘‘Risk Factors’’ immediately following this prospectus summary. We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy. Those reasons include delays in obtaining, or a failure to obtain, regulatory approval for our product candidates; problems that may arise under our licensing agreements and collaborative relationships; and failure to maintain and to protect our proprietary intellectual property assets, among others.

We have a limited operating history and have incurred nearly $13.2 million in cumulative net losses from our inception in 2002 through March 31, 2007, and we expect losses to continue for at least the next several years. Our net loss for the three months ended March 31, 2007 was approximately $3.3 million.

We do not anticipate generating significant revenues from sales of our products, if approved, for at least several years, if at all. All of our product candidates are in development and none has been approved by the FDA for commercial sale. We are unable to predict the extent of future losses or when we will become profitable, if at all. Even if we succeed in developing and commercializing one or more of our product candidates, we may never generate sufficient sales revenue to achieve and then sustain profitability.

Corporate History and Recent Financing Transactions

On April 6, 2005, Bionovo Biopharmaceuticals, Inc., or Bionovo Biopharmaceuticals, completed a reverse merger transaction with Lighten Up Enterprises International, Inc., a Nevada corporation formed on January 29, 1998. Until the merger, Lighten Up Enterprises International, Inc., or Lighten Up, engaged in the development, publishing, marketing and sale of a cook book of recipes. Lighten Up discontinued these activities following the merger. Upon the closing of the merger, the directors and management of Bionovo Biopharmaceuticals became the directors and management of Lighten Up.

On June 29, 2005, we changed our name from Lighten Up Enterprises International, Inc. to Bionovo, Inc. and changed our state of incorporation to Delaware. Bionovo Biopharmaceuticals continues as our wholly-owned, operating subsidiary.

Bionovo Biopharmaceuticals was formed and began operation in the state of California in February 2002 and subsequently reincorporated into the state of Delaware in March 2004. Until June 29, 2005, the name of Bionovo Biopharmaceuticals was Bionovo, Inc. It changed its name to Bionovo Biopharmaceuticals, Inc. in order to facilitate our corporate name change from Lighten Up Enterprises International, Inc. to Bionovo, Inc.

We have raised an aggregate of approximately $28.0 million in debt and equity capital. On September 30, 2004, Bionovo Biopharmaceuticals completed a bridge financing of $500,000 principal amount 6% convertible secured notes and warrants to purchase common stock resulting in gross proceeds of $500,000. On April 6, 2005, immediately prior to the closing of our reverse merger transaction, Bionovo Biopharmaceuticals completed a private placement of common stock and warrants to purchase common stock resulting in gross proceeds of $8.1 million. On May 5, 2005, we completed a private placement of common stock and warrants to purchase common stock resulting in gross proceeds of $2.1 million. During the first three calendar quarters of 2006, we received aggregate proceeds of approximately $2.2 million from the exercise of warrants issued in the April 6, 2005 and May 5, 2005 private placements. On January 19, 2007, we completed a private placement of common stock and warrants to purchase common stock resulting in gross proceeds of $15.7 million.

Corporate Information

Our principal executive offices are located at 5858 Horton Street, Suite 375, Emeryville, California 94608, and our telephone number is (510) 601-2000. Our website is located at www.bionovo.com. Information on our website is not, and should not be considered, part of this prospectus.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption ‘‘Risk Factors’’ in the applicable prospectus supplement and under the caption ‘‘Risk Factors’’ in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 incorporated by reference herein before making an investment decision. For more information, see ‘‘Where You Can Find More Information.’’

USE OF PROCEEDS

We will receive all of the net proceeds from the sale by us of our securities registered under the registration statement of which this prospectus is a part. Unless otherwise specified in the applicable prospectus supplement, we intend to use the net proceeds from the sale of our shares of common stock offered by this prospectus for general corporate purposes, including without limitation, the funding of our clinical research and development programs, the clinical development of our product candidates, capital expenditures and working capital needs.

PLAN OF DISTRIBUTION

We may sell our common stock to one or more underwriters for public offering and sale by them and may also sell our common stock to investors directly or through agents. We will name any underwriter or agent involved in the offer and sale of our common stock in the applicable prospectus supplement. We have reserved the right to sell or exchange our common stock directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

We may distribute our common stock from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We may also, from time to time, authorize dealers, acting as our agents, to offer and sell our common stock upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of our common stock, we or the purchasers of our common stock for whom the underwriters may act as agents may compensate underwriters in the form of underwriting discounts or commissions. Underwriters may sell our common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase our common stock as a principal, and may then resell our common stock at varying prices to be determined by the dealer.

We will describe in the applicable prospectus supplement any compensation we pay to underwriters or agents in connection with the offering of our common stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of our common stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of our common stock may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse these persons for certain expenses.

To facilitate the offering of our common stock, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock. This may include over-allotments or short sales of our common stock, which involve the sale by persons participating in the offering of more of our common stock than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our common stock by bidding for or purchasing our common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if our common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of their business for which they receive compensation.

Any common stock sold pursuant to a prospectus supplement will be eligible for listing and trading on the NASDAQ Capital Market, subject to official notice of issuance.

DESCRIPTION OF CAPITAL STOCK

General Matters

Our authorized capital stock consists of 200,000,000 shares, of which 190,000,000 shares are designated common stock and 10,000,000 shares are designated preferred stock. As of June 20, 2007, there were issued and outstanding 65,383,101 shares of common stock, held by approximately 2,217 record holders. No shares of preferred stock currently are outstanding.

The following summary of the material provisions of our common stock, certificate of incorporation and by-laws is qualified by reference to the provisions of our certificate of incorporation and by-laws.

Common Stock

Holders of shares of our common stock are entitled to dividends as and when declared by our board of directors from funds legally available therefor, and upon our liquidation, dissolution or winding-up are entitled to share ratably in all assets remaining after payment of liabilities. We have not paid any dividends and do not anticipate paying any dividends on our common stock in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development of our business. The holders of shares of our common stock do not have preemptive rights, are entitled to one vote for each share of common stock held of record by them, and do not have the right to cumulate their votes for election of directors.

Market Information

Since May 29, 2007, our common stock has been listed on the NASDAQ Capital Market under the symbol ‘‘BNVI.’’ On June 20, 2007, the last reported sale price of our common stock on the NASDAQ Capital Market was $3.94 per share. From April 7, 2005 to May 29, 2007, our common stock was quoted on the Over-the-Counter Bulletin Board under the trading symbol ‘‘BNVI.OB.’’ You are encouraged to obtain current market information.

Transfer Agent

The transfer agent and registrar for our common stock is Colonial Stock Transfer, 66 Exchange Place, Salt Lake City, Utah 84111.

CERTAIN PROVISIONS OF DELAWARE LAW AND OF
THE COMPANY’S CHARTER AND BYLAWS

The following paragraphs summarize certain provisions of the Delaware General Corporation Law, or DGCL, and our certificate of incorporation and bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to our bylaws, copies of which are on file with the SEC as exhibits to registration statements previously filed by us. See ‘‘Where You Can Find More Information.’’

Certificate of Incorporation and By-laws.    Pursuant to our certificate of incorporation, our board of directors may issue additional shares of common or preferred stock. Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protects the continuity of our management. Specifically, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, shares could be issued by our board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group,

•	putting a substantial voting block in institutional or other hands that might undertake to support the incumbent board of directors, or

•	effecting an acquisition that might complicate or preclude the takeover.

Our certificate of incorporation also allows our board of directors to fix the number of directors in the by-laws. Cumulative voting in the election of directors is specifically denied in our certificate of incorporation. The effect of these provisions may be to delay or prevent a tender offer or takeover attempt that a stockholder may determine to be in his or its best interest, including attempts that might result in a premium over the market price for the shares held by the stockholders.

Delaware Anti-Takeover Law.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law concerning corporate takeovers. This section prevents many Delaware corporations from engaging in a business combination with any interested stockholder, under specified circumstances. For these purposes, a business combination includes a merger or sale of more than 10% of our assets, and an interested stockholder includes a stockholder who owns 15% or more of our outstanding voting stock, as well as affiliates and associates of these persons. Under these provisions, this type of business combination is prohibited for three years following the date that the stockholder became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder is approved by the board of directors prior to the date the interested stockholder attained that status,

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction was commenced, excluding those shares owned by persons who are directors and also officers, or

•	on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

This statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Limited Liability and Indemnification.    Our certificate of incorporation eliminates the personal liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by Delaware law. This limitation does not affect the availability of equitable remedies, such as injunctive relief or rescission. Our certificate of incorporation requires us to indemnify our directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

Under Delaware law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made a named defendant or respondent in a proceeding because the person is or was our director, officer, employee or agent, if we determine that the person:

•	conducted himself or herself in good faith,

•	reasonably believed, in the case of conduct in his or her official capacity as our director or officer, that his or her conduct was in our best interests, and, in all other cases, that his or her conduct was at least not opposed to our best interests, and

•	in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

These persons may be indemnified against expenses, including attorneys fees, judgments, fines, including excise taxes, and amounts paid in settlement, actually and reasonably incurred, by the person in connection with the proceeding. If the person is found liable to the corporation, no indemnification shall be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity in an amount that the court will establish. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the above provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock described herein has been passed upon for us by Greenberg Traurig, LLP, New York, New York. A shareholder of Greenberg Traurig, LLP beneficially owns 165,000 shares of our common stock, inclusive of warrants to purchase 35,000 shares of our common stock.

EXPERTS

The consolidated financial statements of Bionovo, Inc., as of December 31, 2006 and for each of the two years in the period ended December 31, 2006, are incorporated by reference into this prospectus have been audited by PMB Helin Donovan, LLP, an independent registered public accounting firm, as set forth in their reports thereon, and incorporated herein by reference. These consolidated financial statements appear in Bionovo, Inc.’s Annual Report (Form 10-KSB) for the year ended December 31, 2006. These consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to ‘‘incorporate by reference’’ the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering and also between the date of the initial registration statement and prior to effectiveness of the registration statement:

•	Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 filed on March 14, 2007;

•	Our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007 filed on May 8, 2007;

•	Our Current Report on Form 8-K dated April 18, 2007 and filed on April 19, 2007;

•	Our Current Report on Form 8-K dated April 26, 2007 and filed on May 1, 2007;

•	Our Current Report on Form 8-K dated May 9, 2007 and filed on May 10, 2007;

•	Our Current Report on Form 8-K dated May 29, 2007 and filed on May 29, 2007;

•	Our Current Report on Form 8-K dated June 4, 2007 and filed on June 5, 2007; and

•	Our Current Report on Form 8-K dated June 12, 2007 and filed on June 12, 2007.

This prospectus is part of a registration statement on Form S-3 we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference room or website. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

You may request a copy of any or all of the information incorporated by reference, at no cost, by writing or telephoning us at the following address:

Bionovo, Inc.
5858 Horton Street, Suite 375
Emeryville, CA 94608
(510) 601-2000

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public at the SEC’s website at http://www.sec.gov. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Our website is located at www.bionovo.com. The contents of our website are not part of this prospectus and should not be relied upon with respect thereto.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as ‘‘may,’’ ‘‘will,’’ ‘‘anticipate,’’ ‘‘estimate,’’ ‘‘plans,’’ ‘‘projects,’’ ‘‘continuing,’’ ‘‘ongoing,’’ ‘‘expects,’’ ‘‘management believes,’’ ‘‘we believe,’’ ‘‘we intend’’ and similar words or phrases, but the absence of these words does not necessarily mean that a statement is not forward-looking. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

Forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section entitled ‘‘Risk Factors’’ in this prospectus.

You should not unduly rely on these forward-looking statements, which speak only as of the date on which it is made. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC after the date of this prospectus. The reports we file from time to time with the SEC are available to the public over the Internet at the SEC’s website http://www.sec.gov as described under the heading ‘‘Where You Can Find More Information.’’

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Delaware General Corporation Law

Under the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the ‘‘Securities Act’’). Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director directly or indirectly derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We are not, however, required to indemnify any director or officer in connection with any (a) willful misconduct, (b) willful neglect, or (c) gross negligence toward or on behalf of us in the performance of his or her duties as a director or officer. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or officer in connection with that proceeding on receipt of any undertaking by or on behalf of that director or officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our bylaws or otherwise.

Commission Position on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and or persons controlling the company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.